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                         August 25, 2023

       Grigorios Siokas
       Chief Executive Officer
       Cosmos Health Inc.
       141 West Jackson Blvd, Suite 4236
       Chicago, IL 60604

                                                        Re: Cosmos Health Inc.
                                                            Registration
Statement of Form S-3
                                                            Filed August 18,
2023
                                                            File No. 333-274093

       Dear Grigorios Siokas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Elliot H. Lutzker